Exhibit 99.3

STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MAY 31, 2007

GENERAL

The following discussion and analysis of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three months ended May 31, 2007, should be read in conjunction with the Company’s unaudited Financial Statements for the three months ended May 31, 2007 and the Company’s audited Financial Statements for the year ended February 28, 2007.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of Platinum, Palladium, Nickel, Cobalt, and Copper; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by us; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties.  In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us.  Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

All dollar values are in Canadian dollars unless otherwise indicated.

DATE

This MD&A covers the three months ended May 31, 2007 and was prepared on July 12, 2007.

OVERALL PERFORMANCE

The Company is a junior resource company conducting advanced exploration and development on its 100%-owned 1,323,000-acre Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper (Pt-Pd-Ni-Co-Cu) property (the “Property”) located in Nunavut Territory, Canada.  After generating encouraging results during multi-phase exploration programs conducted over the past several years, the Company plans to continue its drilling program in fiscal 2008 in order to further delineate its existing resource base. Using state of the art geophysical survey techniques, the Company is also pursuing regional exploration on much of its prospective surrounding mineral claims.  The Company has a number of targets (as outlined by its regional program) for follow-up work.

On March 27, 2007, the Company completed a $15.1 million (gross) financing (See the “Liquidity” section).

On April 23, 2007, Starfield announced it received approval from the Toronto Stock Exchange (“TSX”) to list its common shares on this senior exchange.  The Company’s shares began trading on the TSX on April 24, 2007.

Starfield is rapidly transitioning from an advanced exploration stage to the early stage of development.  The Company believes that the TSX listing will help facilitate this transition by providing Starfield with improved access to capital markets.  Most importantly, the Company believes this listing will generate broader recognition among institutional investors and more access to portfolio managers who oversee funds that invest in mining companies.

The Company’s strategy continues to be to increase shareholder value and enhance its position in the junior base and precious-metal exploration group by focusing its efforts solely upon exploring and developing the Ferguson Lake Property.  As global demand increases for base metals and precious metals, potentially large deposits such as Ferguson Lake gain in strategic importance and economic viability.

For fiscal 2008, the Company intends to proceed as follows:

•	Complete a new 43-101 Technical Report
•	Substantially complete an engineered scoping study by year-end
•	Accelerate the metallurgical test work
•	Maintain the camp and continue with permitting
•	Begin prospecting the remainder of the Ferguson Lake Property
•	Further explore the foot-wall high-grade Platinum Group Metals (“PGM”) zone

As of May 31, 2007, Starfield had $12.1 million in cash compared to the February 28, 2007 year end (“YE”) balance of $506,000.

The Company had working capital of $11.5 million as of May 31, 2007 (YE: negative $1.9 million).

The Company’s financial instruments consist of cash receivables and refundable deposits, cash, accounts payable and accrued liabilities and capital lease obligations.  Unless otherwise noted, it is Management’s opinion that Starfield is not exposed to significant interest, currency or credit risks arising from the financial instruments.

All dollar values are in Canadian dollars unless otherwise indicated.

There are five full-time and one part-time management and administrative staff based in the Toronto office, plus one full-time management person in Vancouver.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the three month period ending May 31, 2007.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994; registered in the province of British Columbia as an extra-provincial company on April 22, 1998; and in Nunavut Territory, Canada, as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and the Company continued in British Columbia on October 27, 2006. Its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project in Nunavut.

Effective May 1, 2007, the Company’s main office is located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, M5H 3P5.  Its head and registered office remains at 625 Howe Street, Suite 420, Vancouver, British Columbia V6C 2T6.

The results of operations reflect the costs of property acquisitions, exploration expenses, costs incurred by the Company to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company.  General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue.  General and administrative costs are reduced by interest earned on bank accounts and short term investments.  As at May 31, 2007, the Company has not recorded any revenues from its exploration projects.

Starfield Management has discovered a large mineral deposit near Ferguson Lake, Nunavut and has therefore reached the end of its primary exploration phase.  The Company now plans to move forward into the development stage to value and define this deposit.

During calendar 2007 and into early 2008, Starfield will continue to obtain permits for a potential mining operation in Nunavut, continue to prospect its large claim area, begin to evaluate the potential of an apparent high grade PGM footwall zone, and complete an engineered scoping study.  The scoping study is the most important of this year’s projects because it will evaluate the metallurgy, the mineral resources, and logistics, and thus enable the formulation of an early stage economic model, utilizing known Arctic mining cost structures.  All of this year’s work is focused on assembling everything that is currently known about the Ferguson Lake project into a clear economic perspective capable of helping management plan the next phase in the development of the Company.

All dollar values are in Canadian dollars unless otherwise indicated.

RESULTS OF OPERATIONS

Exploration

During the three months ended May 31, 2007, the Company spent $2.1 million on exploration expenditures as follows:

	3 months ended May 31, 2007 ($000’s)	3 months ended May 31, 2006 ($000’s)
Acquisition Costs	$-	$-
Personnel	501	490
Aircraft support including helicopter moves	737	1,178
Diamond Drilling	-	257
Camp support costs including fuel requirements	543	1,655
Analytical and geophysical services	350	210
Totals:	$2,131	$3,790

Comments on these changes are contained in the quarterly comparisons further in this MD&A.

Current 2007 Mineral Resource Estimate Results Ferguson Lake Project

On May 31, 2007, the Company released a summary of its newly compiled National Instrument 43-101 2007 mineral resource for its Ferguson Lake property in Nunavut, Canada.

The document shows an indicated mineral resource estimate for the property’s Main West Zone of 15.3 million tonnes grading 0.71% nickel, 1.04% copper, 0.08% cobalt, 1.64 grams per tonne palladium and 0.28 grams per tonne platinum.

Previous indicated resources calculated by a different method and with different parameters published in the 43-101 report dated May 15, 2006 showed an indicated resource of 8.7 million tonnes grading 0.67% nickel, 0.93% copper, 0.08% cobalt, 1.47 g/t palladium and 0.21 g/t platinum.

Jaime Lavigne, P.Geo., a Qualified Person, updated the resource estimate to include last year’s 116 resource definition diamond drill holes and 20 additional geotechnical holes.  A total of 359 exploratory drill holes have been drilled to date.

The Company intends to follow up on the potential of high-grade platinum intercepts in the West Zone footwall with 3,000 metres of drilling this summer and up to 12,000 to 15,000 metres in total this year.

Previously at Ferguson Lake, at a Cu+Ni cutoff grade of 1.0%, Geostokos Ltd. (Press Release dated June 26, 2006) had reported 7.7 million tonnes of measured and indicated resources and Dr. N.C. Carter (Press Release dated May 15, 2006) reported 8.7 million tonnes of indicated resources.  The current resource estimate incorporates 1950-1957 historical data (173 drill holes) and the data collected by Starfield (1999-2006) for 359 new holes totalling 133,214 metres of drilling. Previous resource estimates were calculated using a polygonal method and then adjusted to apparent minable grades through introduction of a cut-off grade, which limits the low-grade component of the resource

All dollar values are in Canadian dollars unless otherwise indicated.

calculation.  The current calculation uses a variation of Kriging to calculate the resource, which is limited by economic factors instead of physical factors (cost per tonne and value per pound rather than various cut-off grades).

The 2007 mineral resource estimate form the basis of evaluation studies currently being undertaken by Scott Wilson Roscoe Postle Associates Ltd. (SWRPA).

WEST ZONE INDICATED RESOURCES
WEST ZONE	Tonnes (Mt)	Ni (%)	Cu (%)	Co (%)	Pt (gpt)*	Pd (gpt)*
Pit Area: Main West Zone	8.3	0.71	0.93	0.08	0.24	1.57
Underground: Main West Zone	7.0	0.70	1.17	0.08	0.32	1.74
Total Indicated Resources	15.2	0.71	1.04	0.08	0.28	1.64
PROPERTY-WIDE INFERRED RESOURCES
ALL ZONES	Tonnes (Mt)	Ni (%)	Cu (%)	Co %	Pt (gpt)*	Pd (gpt)*
Pit Area: Main West Zone	3.4	0.59	0.71	0.07	0.15	1.20
Underground: Main West Zone	1.3	0.64	1.19	0.07	0.36	1.73
Extension West Zone	14.7	0.71	1.23	0.08	0.31	1.88
East Zone	9.5	0.65	0.75	**	**	**
Total Inferred Resources	28.9	0.67	1.01	0.08	.28	1.75

Notes:	Mt = millions of tonnes
*	Gpt = grams per metric tonne
**
Platinum, palladium, and cobalt not estimated for the East Zone as the East Zone contains a higher proportion of historical INCO holes for which cobalt or individual platinum or palladium grades have not been determined.

Platinum, palladium, nickel, cobalt and copper containing semi-massive to massive sulphides occur in lenses intercepted in drill hole intersections over the 15.5 kilometre east-west strike length across the Ferguson Lake property.  For the purposes of the current 2007 resource estimates, three separate domains of resources are quantified.  On the east side of Ferguson Lake, sulphide mineralization occurs at surface and at depth in the East Zone that now incorporates the various historical zones known as East Zone I, East Zone II, M Zone and Pointed Lake.  On the west side of Ferguson Lake, West Zone sulphide mineralization occurs at surface and at depth in the Main West Zone and at depth along the Extension West Zone.  The Main West Zone consists of a strike length of 2.7 kilometres while the Extension West Zone completes the 4.1 kilometre long continuous mineralization of the West Zone.

Drill spacing in the East Zone and Extension West Zone is irregular and comparatively widely spaced and as such limits the interpretation of geological continuity of massive sulphide.  Resources in the East and West Extension Zones have been estimated using the cross-sectional polygonal method and have been classified as inferred mineral resources. Resource cutoff for the East Zone and Extension West Zone is based on economic and operating values and parameters as described below for the Main-West Zone resource estimate.

All dollar values are in Canadian dollars unless otherwise indicated.

Mineralization in the Main-West Zone occurs over a strike length of 2.7 kilometres and plunges to the west.  Drill spacing is variable in the Main-West Zone including a detailed area where the drilling is at 25 meter spacing (Pit Area) to a maximum of 100 metre drill hole spacing.  The density of drill hole data from the Main-West Zone supports geological interpretation for the basis of mineral resource estimation.  The Main-Zone Pit Area has been the subject of a detailed geostatistical resource estimation study, and is the area from which historical indicated mineral resources have been estimated and quoted from Ferguson Lake.

Mineralization in the Main-West Zone occurs as a number of stacked sheets or lenses of massive sulphide with an East-West strike and moderate north dip.  For the purposes of geological interpretation model building and subsequent resource estimation, only samples containing 50% or more sulphide (i.e. sulphide abundance generally logged by one-metre sample-interval-by-sample-interval basis) were used to determine massive sulphide intersections.  A total of 56 lenses and sheets of variable dimension have been interpreted across the Main-West Zone. Two block models have been created to estimate the resources in the Main-West Zone: one block model to estimate potentially open pit-able resources from surface to a vertical depth of 250 metres and the second to estimate potential underground resources at depths greater than 250 metres.  The geological interpretation and block model resource estimation procedures utilized for the Main-West Zone (and the East and Extension West Zones) conform to industry best practices, CIM Definitions and Standards, and National Instrument 43-101.  Previous geostatistical studies, as well as new statistical and geostatistical analyses, were utilized for block grade estimation.  Block density was estimated from a specific gravity - metal grade regression relationship that was established from the determination of specific gravity of 1,342 diamond drill core samples.

For the purposes of the Preliminary Economic Assessment (PEA) on the Ferguson Lake project, Dr. Bryn Harris, metallurgical consultant to Starfield, in conjunction with SWRPA, assisted in establishing economic, mining, and processing parameters for the project.  Parameters used to establish resource cutoff included in the current estimate are:

Resource Estimate Input Parameters

Metal	Price per pound	Recovery
Nickel	US$7.00	93%
Copper	US$1.75	93%
Cobalt	US$15.00	64%

Mine Site Operating Costs

Basis	Cost per tonne milled
Open Pit Mining	CDN$75.00
Underground Mining	CDN$110.00

US$/CDN$ Exchange Rate=1.18	Royalty Payable = 3% NSR

It is important to note that the tabulated current resources are based on 50% or greater sulphide content of the massive sulphide lenses and sheet and do not include any dilution or dilution factors.  Also, in the current PEA, platinum and palladium are not considered in the economic analysis and therefore do not contribute to the Net Smelter Royalty (“NSR”).  Platinum and palladium were therefore not incorporated in the calculation of the resource cut off value.  However, platinum and palladium grades have been estimated for the Ferguson Lake mineralization and are incorporated into the tabulation.

All dollar values are in Canadian dollars unless otherwise indicated.

Preliminary Economic Assessment

As previously reported on April 9, 2007, Starfield has commissioned SWRPA (Scott Wilson of Roscoe Postle Associates Inc.) to complete a Preliminary Economic Assessment of the Ferguson Lake project. The current resource estimate will form the basis for the assessment to be completed by SWRPA.  It will provide the opportunity for the evaluation of multiple scenarios including the different mining schemes and at multiple grade cutoffs.

Hydrometallurgical Testing Update

On December 19, 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization and the subsequent production of high purity nickel and copper metal from the process solution.

Under the direction of Dr. Bryn Harris, the Company has tested its own newly-developed, chloride-based, metallurgical treatment process. The 2006 program has resulted in laboratory recoveries ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt from sulphide core samples. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade of between 30 to 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

Success of this research program has allowed Starfield to develop a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressures, thus eliminating the need a pressure leaching system.  Additional confirmatory work is in progress, and is being funded by McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield).  The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.  Program progress has resulted in the Natural Sciences and Engineering Research Council (“NSERC”) and the Company jointly continuing to fund the second program.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process.  In 2007 the Company signed a contract with SGS Lakefield Research Limited to use Ferguson Lake massive sulphides during testing of the mini pilot plant. The process circuit’s modular units have been moved and set up at Lakefield’s laboratory facility, and preliminary evaluations of the system are under way - with full scale testing expected in the summer. Dr. Harris and professional hydrometallurgical staff of Lakefield will be managing the project to its completion. The objectives of the project are to demonstrate the continuous operational capability of the plant and the process circuits, and to provide the data necessary to cost and build a larger-scale pilot plant.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process.  The work is now completed and a final report is expected in the summer.  All of these projects are underway or have been completed to support the SWRPA scoping study evaluations of the Ferguson Lake Project.

All dollar values are in Canadian dollars unless otherwise indicated.

Supply/Demand Outlook

General

The Company believes that there are a significant number of external forces acting on supply and demand.  The following is a discussion of those outlook beliefs:

Burgeoning global demand for base and precious metals, combined with limited new supply over the near to medium term, have had a positive impact on prices.  The metals and minerals group surged in March 2007, buoyed by further gains in uranium prices, double-digit price advances in molybdenum and cobalt, together with a strong rebound in copper prices, a spike in nickel prices and increases in fertilizer-related mineral prices.

Observers believe the sustainability of global metal prices, despite concern over a slowing U.S. economy, indicates strengthening economic influence by other G7 nations and developing countries, particularly in Asia.  Most recently, metal markets were bolstered by news in March that industrial activity in China had reaccelerated in the first quarter.  The faster pace of activity has resulted in the effective elimination of domestic Chinese inventories and spurred greater imports from offshore.

Copper prices, which had dropped to as low as $2.37 a pound on the London Metal Exchange on February 8, 2007, moved back over the $3 level in mid-March and have strengthened markedly - reaching a high of $3.64 on April 18, 2007.

Platinum Group Metals

It is the Company’s belief that the ‘overhang’ on the supply side of palladium is gone.  Starfield expects to see further increases in the demand and price for the metal as the world’s emerging markets push palladium, along with platinum and rhodium, into a demand-driven pricing environment.  This environment is being driven mostly by the increased demand for auto catalysts and the ever-increasing low-tolerance airborne emission legislation.

The PGM metals are mainly used in the manufacture of catalytic converters; however, they are also used in jewellery, medical and dental devices, and electronics.  The demand is expected to continue to grow as major economies such as China, India, and Brazil continue to expand.

With substantial PGM resources at Ferguson Lake, Starfield Resources is positioned to take advantage of this growing PGM market.

Nickel/Copper

Nickel and copper supplies currently suffer from lack of past investment.  As a result of increasing environmental demands and low prices through the 1980s and ‘90s, very little capital was invested in the recovery of base metals.  Existing mines, smelters, and refineries, plus scrap recycle adequately met demand and kept prices low.  The current nickel and copper supply remains similar to what it was 5 years ago.  Starfield believes that there will be a slow increase in both nickel and copper production as solution recovery processes become more refined for nickel, and more smelting and refining capacity is added over the next few years.  However, the Company does not believe this added production will completely keep up with demand.

Again, driven by the emerging economies of China, India, and Brazil, the Company believes nickel and copper demand is expected to continue to grow with the increasing demand for cars, construction, power distribution, stainless steel consumption, and power storage.  Power storage will probably be the area of most growth if the world demands substantially more hybrid cars with their high use of copper wire and Nickel-Cadmium (“Ni-Cad”) batteries for power storage. Therefore, with this demand,

All dollar values are in Canadian dollars unless otherwise indicated.

Starfield expects nickel and copper to continue to be in a demand-driven pricing environment.

According to an October 12, 2005 article in The Globe & Mail, nickel and copper demand is projected to grow 5% and 3.9% (respectively) between 2005 and 2015.

The following is excerpted from The Globe & Mail article dated July 10, 2007:

“UBS Securities analysts recently said that growth is a major motivator for copper acquisition activity."Growth in copper is scarce and new project development timelines are increasing. Consequently, we believe growth is being valued at a premium by potential suitors," a UBS analysts said in a note to clients.

Various labour disruptions and low inventories on the London Metal Exchange helped copper prices break through $8,000 (U.S.) a tonne yesterday, for the first time since early May. Prices have gained more than 10 per cent since the end of last month. LME inventories fell to just over 102,000 tonnes - a little more than two days of global consumption and the lowest level since last August.

The price of copper has increased more than fourfold over the past four years on surging demand from China and other fast-growing economies in developing countries.

China imports roughly 100,000 tonnes of refined copper each month and miners are racing to bring more mines into production, including many in challenging locations such as Central Africa.

However, amid a boom in global metal prices, copper has, at times, taken a back seat to various "metals of the moment." Nickel producers, including Canada's Inco, Falconbridge and LionOre, whose product is used primarily in stainless steel production, have been the subject of a series of heated takeover battles.

Soaring spot prices for uranium, which is used to make fuel for nuclear reactors, have inspired hundreds of junior exploration companies to search for the radioactive metal. Even specialized metals such as cobalt and molybdenum have taken turns as hot commodities.

Run of the mill copper, used in wiring, plumbing and building materials, can't be easily displaced.

Copper remains the flagship metal on the London Metal Exchange and the diversity of end-use applications is one of the key features.”

Cobalt

Cobalt is a metal produced primarily as a byproduct of copper and nickel.  The metal is an ingredient in high-temperature alloys used in jet engines.  Cobalt is also used in catalysts that help to turn gas into liquid fuel, and in rechargeable batteries.

On April 12, 2007, Credit Suisse Group raised its price forecast for cobalt by 67 percent because of rising demand for the metal in the aerospace and gas-to-liquid industries.

Cobalt is forecast to average $25 a pound in 2007, compared with a previous forecast of $15, as noted by Switzerland’s second-largest bank in a recent report.  Cobalt (99.8 percent purity) traded recently at $30.625, according to data from publisher Metal Bulletin.  Prices may rise to $40 by the end of 2007, according to Credit Suisse.

Credit Suisse also said it expects “new demand from emerging markets, such as China and India, where the launch of low-cost airlines and mobile phone usage are set to increase dramatically due to an expanding middle class.”

All dollar values are in Canadian dollars unless otherwise indicated.

Cobalt stockpiles are expected to fall, and potential supplies for new projects may be delayed. As a result, demand could exceed production through to the end of 2008, due to limited new projects starting up (according to Credit Suisse).

The Company believes that cobalt demand is also expected to remain strong due to increasing use in energy storage applications.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development.  Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield.  Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last nine completed quarters:

Quarter ended	2007 May 31 Q1	2007 Feb 28 Q4	2006 Nov 30 Q3	2006 Aug 31 Q2	2006 May 31 Q1	2006 Feb 28 Q4	2005 Nov 30 Q3	2005 Aug 31 Q2	2005 May 31 Q1
Total Revenue	-	-	-	-	-	-	-	-	-
Income (Loss) before other items	(1,457)	(1,568)	(647)	(725)	(1,829)	(915)	(472)	(538)	(511)
Net Income (Loss) CDN GAAP	(1,457)	(1,101)	(647)	(725)	(1,829)	(1,174)	(472)	(538)	(511)
Deferred mineral property costs	2,131	1,850	5,566	6,000	3,790	1,018	3,885	4,208	3,150
Basic and Diluted Loss per Share, CDN GAAP	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Weighted avg. number of Shares	211,251	189,474	194,465	194,465	170,886	156,441	138,362	131,551	129,682

 Note: the above table is in $’000s except for loss per share items, which are in dollars and weighted average numbers of shares, which are in thousands.

All dollar values are in Canadian dollars unless otherwise indicated.

SELECTED ANNUAL INFORMATION

	February 28, 2007	February 28, 2006	February 28, 2005
Cash and cash equivalents	506	2,134	1,329
Investments	-	-	-
Mineral properties, deferred exploration, and development expenditures	63,581	46,375	34,051
Working capital	(1,913)	803	840
Net sales	-	-	-
Loss before other items	4,769	2,436	2,179
Net loss	2,100	2,695	1,922
Loss per share and fully diluted loss per share	(0.02)	(0.02)	(0.02)
Total assets	65,064	48,923	35,689
Total long term financial liabilities	186	-	-
Dividends	-	-	-

Note: The above table is in $’000s except for per share items which are in dollars; these financial statements have been prepared on the basis of accounting principles applicable to a “going concern” which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Three Months ended May 31, 2007 compared to Three Months ended May 31, 2006

Deferred Mineral costs incurred in the three months ended May 31, were as follows:

	May 31, 2007 ($000’s)	May 31, 2006 ($000’s)
Acquisition Costs	-	-
Exploration Costs
Personnel	$501	$490
Aircraft support including helicopter moves	737	1,178
Diamond drilling	-	257
Camp support costs including fuel	543	1,655
Analytical and geophysical services	350	210
	$2,131	$3,790

Changes in these expenditure levels were as follows;

•	Personnel costs remained relatively the same, as the camp was readied for another drilling season;
•	Aircraft support decreased as a result of the winter season, with no drilling activity and no helicopters for regional exploration or support for the camp relocation and construction;
•	Camp costs likewise decreased; and
•	Analytical costs for the period were higher as a result of an increased number of drill samples and accelerated metallurgical testing.

All dollar values are in Canadian dollars unless otherwise indicated.

General and Corporate expenditures incurred were as follows:

General and Corporate	3 months ended May 31, 2007 ($000’s)	3 months ended May 31, 2006 ($000’s)
Consulting	$23	$40
Directors fees	94	-
Investor relations	90	177
Legal and audit	262	32
Management and administrative compensation	241	24
Rent and office	59	150
Transfer and regulatory fees	147	38
Travel and conferences	73	166
	$989	$627

The first quarter General and Administrative expenses increased over the 2006 period mainly due to the much higher level of business activity such as significant financing and the switch to a more operational mode in the current quarter.  Significant changes are as follows:

•	consulting fees decreased because of the completion of a 2006 contract in January 2007;
•
directors fees increase reflecting the addition of an additional director, a general fee increase, and the payment of the balance of the fiscal 2007 fees plus March to June fees of $40,000 (which now brings payments to a calendar quarter schedule); no director fees were paid in 07Q1;

•	investor relations expenditures decreased due to the engagement of new Investor Relations consultants in November 2006, as well as costs of termination of those and other IR consultants in March 2007;
•
legal expenses ($124,000) increased because of preparing collaborative agreements with metallurgical specialists, termination agreements with various suppliers, the successful efforts to obtain a TSX listing, plus general costs associated with the changes in moving the corporate offices to Toronto.  Audit expense ($92,000) was much higher than anticipated due to increased filing requirements, and includes the 2007 income tax return plus the hiring an interim controller and additional accounting support staff ($46,000);

•	management compensation increased as a result of hiring a new CEO and CFO, plus costs related to the severance payments to the previous CEO and Vice President of Finance;
•	rent and office decreased because of sublet income, a lease cancellation refund, and reduced office personnel expenses compared to the previous quarter;
•	transfer and regulatory fees increased mainly as a consequence of the completion of a private placement in March 2007 plus the listing fees for the graduation to the TSX; and
•	travel and conference expenses decreased because of significantly reduced domestic and overseas travel and conference attendance.

During this quarter, the Company granted 5,000,000 stock options (2006 - 4,790,000) to directors, officers, employees and consultants.  The Company recognized $478,000 (2006 - $1,202,000) in stock-based compensation expense, with a corresponding credit to contributed surplus.  The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 100% volatility, risk-free interest rate between 4.12% and 4.18%, and an expected dividend yield of 0%. These options vest as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.

All dollar values are in Canadian dollars unless otherwise indicated.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities.  These equity offerings generally include private placements and the exercise of warrants and options.

On March 27, 2007, Starfield issued 31,249,999 units at a price of $0.24 per unit and 27,142,858 flow-through common shares of the Company at a price of $0.28 per flow-through share. Each unit consists of one common share of the Company and one-half of one transferable Common Share purchase warrant. Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.30 per Common Share. The Warrants are exercisable for 24 months following the closing of the Offering. After four months from the date of issue, in the event that the Common Shares trade at a closing price on the Toronto Stock Exchange of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

The Agents received a cash commission fee of $910,000 and, in addition, the Company issued 4,062,499 non-transferable broker warrants to Westwind Partners Inc. with each broker warrant entitling the holder to buy one Common Share at $0.24. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the Closing Date; however, the broker warrants are also subject to the same acceleration feature as the Warrants that were issued to the investors in the Offering.

In recognition of certain contractual commitments that had been made by the Company in regard to past financings where capital market services were provided to the Company by Max Capital Markets Ltd. (“Max Capital”), the Company also issued 507,500 warrants to Max Capital along with cash consideration of $142,100. Each one of these warrants entitle Max Capital to buy a Common Share at $0.24 for a period of 24 months following the Closing Date (subject to the same expiry date acceleration feature as the Warrants that were issued to the investors in the Offering).

Starfield is using the proceeds from the Offering for general exploration expenditures and general working capital purposes.

Since Starfield is a junior resource exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term.  To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.

As at May 31, 2007, Starfield had $12.1 million in cash (YE: $0.5 million) and working capital of $11.5 million, (YE: deficiency of $1.9 million). The increase in cash and working capital is a reflection of the March 2007 financing of $15.1 million (gross) as noted above.

There are 25.2 million warrants outstanding (YE: 22.2 million) at a weighted average exercise price of $0.33, which, if fully exercised, would raise almost $8.3 million (YE: $15.3 million).
There are also 21.7 million share purchase options outstanding (YE: 19.1 million) with a weighted average exercise price of $0.37 that would contribute approximately $ 8.0 million (YE: $7.9 million) if exercised in full.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company’s credit and interest rate risks are limited to interest-bearing assets of cash and its long-term debt consisting of capital lease obligations.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $13.2 million in cash, which is invested in treasury accounts with the Royal Bank of Canada in Toronto.

Other

Starfield does not have commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance including losses before discontinued operations and extraordinary items.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

As of the date of this MD&A, the Company had entered into the following contractual financial obligations:

Item	Total ($000’s)	Less than 1 year ($000’s)	1-3 years ($000’s)
Vancouver office lease	21	21	-
Toronto office sub-lease	211	141	70
Capital leases for equipment	296	142	154
Total contractual obligations	528	304	224

Starfield’s receivables are mainly comprised of GST recoveries of $301,000, interest receivable on our bank balance of $77,000, and a late May 2007 receivable from an exercise of warrants of $188,000 (which was received in June 2007).

Prepaids consist  mainly of $40,000 on deposit with the Kivalliq Inuit Association as a reclamation bond, and $12,000 in prepaid insurance.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's exploration activities or to meet and to fund mineral development activities.

All dollar values are in Canadian dollars unless otherwise indicated.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky.  Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.  Companies actively exploring in the Ferguson Lake area include, amongst others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.

Title Matters

Title to, and the area of, mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Going Concern
The Company’s ability to continue as a going concern is dependent on its ability to successfully develop and mine the Resource Property.  The Company will actively seek financing to develop the Ferguson Lake project from time to time; however, the availability, amount and timing of this financing is not certain at this time.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable.  The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital.  The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations) and it may not achieve its business objectives.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company has No History of Operations

The Company has no history of operations, and is in the early stages of development of its mining property.  The Company may experience higher costs than budgeted and delays which were not expected.  The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any one of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel.  The Company does not currently maintain life insurance for key personnel and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance.

Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

All dollar values are in Canadian dollars unless otherwise indicated.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material and adverse effect on the Company’s business and results of operations.

The Company may Experience Uncertainty in Marketing the Platinum, Palladium, Nickel, Cobalt, and Copper which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of Platinum, Palladium, Nickel, Cobalt, and Copper.  The prices of these metals fluctuate and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods.

The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental

All dollar values are in Canadian dollars unless otherwise indicated.

authorities.  The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required.  The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reduced levels of production at producing properties, or require abandonment or delays in development of its mining properties.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

The Company does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended May 31, 2007, the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	3 months ending May 31, 2007 ($000’s)	3 months ending May 31, 2006 ($000’s)

Officer remuneration	$137	$24
Director fees	94	-
	$231	$24

Included in accounts payable is $ nil (YE - $nil) due to directors, officers and other companies with which directors or officers are related.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

All dollar values are in Canadian dollars unless otherwise indicated.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements.  To date, no significant disturbances have occurred nor have any physical structures been constructed.  The costs of complying with these requirements are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life.  Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale.

Effective March 1, 2007 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments - Disclosure and Presentation” and Section 3865 “Hedges”.  These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal-sale

All dollar values are in Canadian dollars unless otherwise indicated.

normal-purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading.  Receivables are classified as loans and receivables.  Accounts payable and accrued liabilities, as well as capital lease obligations, are classified as other financial liabilities, all of which are measured at amortized cost.

Management is not expecting any effects to the opening balances as at March 1, 2007 as a result of the application of this policy.

OTHER

Shares issued and outstanding

As at July 12, 2007, the Company had 267,599,158 shares issued and outstanding as well as 19.6 million options and 23.1 million warrants.  The exercise of all outstanding options and warrants would generate proceeds of $14.6 million.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and resource property costs is provided in the Company’s Statement of Operations and the accompanying notes contained in its unaudited Financial Statements for May 31, 2007 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Management of the Company is responsible for designing, establishing and maintaining adequate internal controls over financial reporting.  The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors that the financial statements present fairly the financial position and activities of the Company.  However all internal control systems, no matter how well designed, have limitations.  Therefore, even a system believed to be effective will only provide reasonable assurance with respect to financial statement preparation and presentation.

The Company’s Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the design of internal control procedures as defined in Multi-lateral Instrument 52-109 and have determined that they provide reasonable assurance with respect to the reliability of the Company’s financial reporting as of May 31, 2007.

In completing their evaluation of the design of the Company’s internal control procedures, the CFO and CEO have concluded that due to growth in size of the Company and the inherent complexity of accounting for some of the Company’s transactions, the Company does not have sufficient specialized knowledge to address certain technical and complicated accounting issues.  In order to remediate this issue, the Company will hire, from time to time, consultants and tax advisors who are skilled in the specialized areas of taxation and financial reporting (and who are independent of management) to assist in the preparation of the Company’s tax provision calculations and to assist the Company in its financial reporting with respect to complex accounting issues.

All dollar values are in Canadian dollars unless otherwise indicated.

As of the date of this MD&A there were no changes in the Company’s internal controls over financial reporting, other than those discussed above, that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

Approval

The Audit Committee members of Starfield have approved the disclosure contained in this annual MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Subsequent events

Subsequent to May 31, 2007, the Company entered into the following transactions:

a.           2,107,500 common shares were issued pursuant to the exercise of options for proceeds of$1,032,000; and

b.           2,075,000 common shares were issued pursuant to the exercise of purchase warrants forproceeds of $1,037,500.

All dollar values are in Canadian dollars unless otherwise indicated.